GMP Securities, LLC

Statement of Changes in Subordinated Notes Payable

Year Ended December 31, 2015

Subordinated notes payable at January 1, 2015	$23,000,000
Conversion of subordinated notes payable to member's equity	(4,000,000)
Subordinated notes payable at December 31, 2015	$ 19,000,000

See accompanying Notes to Financial Statements.